**North
European
Oil
Royalty
Trust**



ATTENTION:
PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of North European Oil Royalty Trust will be held on Tuesday, February 17, 2026 beginning at 11:00 a.m. EST via Zoom link as further detailed in the box immediately below. This will facilitate the participation of any interested unit owners. All unit owners are welcome to attend.

Unit owners are urged to vote by proxy in the manner provided in the proxy card.

Unit owners are welcome to participate in the annual meeting and ask questions during the question period by using the following Zoom link, https://us02web.zoom.us/j/81979608232. At the start of the presentation, you will be muted. At the start of the question period if you wish to pose a question, please click on the "Participants" button at the bottom of the Zoom screen. A window will open to the right. Click on the "…" at the bottom of the window and click "Raise Hand." You will then be called on to unmute yourself and pose your question.

Table of Contents

Management's Discussion and Analysis   1-4
Description of Trust Assets   5
Critical Accounting Policies   6
Report of Independent Registered Public Accounting Firms.   7-8
Financial Statements   9-10
Notes to Financial Statements   11-13
Disclosure Controls and Procedures   14
Internal Control over Financial Reporting   14
Trustees, Administration, and Important Contacts   15
2025 Tax Letter . . . .

IMPORTANT TAX AND FINANCIAL INFORMATION

**For your convenience, the information necessary to prepare
your 2025 tax return is included in the removable
"2025 Tax Letter."
Please note that there will be no separate mailing of the tax letter.**

**The 2025 Tax Letter, as well as the Annual Report on Form 10-K
for fiscal 2025, are also available at the Trust's website, www.neort.com.**

REPORT TO UNIT OWNERS

Management's Discussion and Analysis of Financial Condition and Results of Operations Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all the funds on hand after provision is made for the Trust's anticipated expenses.

The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources for capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The operating companies pay royalties to the Trust based on their sales of natural gas, sulfur, and oil. Of these three products, natural gas provided approximately 94% of the total royalties in fiscal 2025. The amount of royalties paid to the Trust is primarily based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is produced, and the exchange rate. For purposes of the royalty calculations, the determination of the gas price is explained in detail in the following three paragraphs.

On August 26, 2016, the Mobil and OEG Agreements were amended to establish a new base to determine gas prices for the calculation of the Trust's royalties. This new base is set as the state assessment base for natural gas used by the operating companies in their calculation of royalties payable to the State of Lower Saxony. This change reflects a shift to the prices calculated for the German Border Import gas Price ("GBIP"). The average combined totals of the GBIP for the relevant three-month period are used to provide an average gas price for the quarter. This average gas price is increased by 1% and 3% per the terms of the Mobil and OEG Royalty Agreements and is used by the operators to calculate the royalties payable to the Trust for a given quarter.

The change to the GBIP has reduced the scope and cost of the accounting examination, eliminated ongoing disputes with OEG and Mobil regarding sales to related parties, and reduced prior year adjustments to the normally scheduled year-end reconciliation. The pricing basis has also eliminated certain costs that were previously deductible prior to the royalty calculation under the OEG Agreement.

On approximately the 25th of the months of January, April, July and October, the operating companies calculate the volume of gas sold during the previous calendar quarter. This volume of gas sold is then multiplied by the average adjusted GBIP available at that time. The respective royalty amount is divided into thirds and forms the monthly royalty payments to the Trust for the Trust's upcoming fiscal quarter. When the operating companies determine the actual amount of royalties that were payable for the prior calendar quarter, they also look at the actual amount of royalties that were paid to the Trust for that period and calculate the difference between what was paid and what was payable. Positive adjustments are paid immediately and any negative adjustments are deducted from the next royalty payment. In September of the succeeding calendar year, the operating companies make the final determination of any necessary royalty adjustments for the prior calendar year with a positive or negative adjustment made accordingly.

There are two types of natural gas found within the Oldenburg concession, sweet gas and sour gas. Sweet gas has little or no contaminants and needs very minor treatment before it can be sold. Sour gas, in comparison, must be processed at the Grossenkneten desulfurization plant which commenced operations in 1972. The desulfurization process removes hydrogen sulfide and other contaminants before the clean gas can be sold. The hydrogen sulfide in gaseous form is converted to sulfur in a solid form and sold separately.

EMPG decommissioned one of the remaining two sulfur processing units ("trains"). The decommissioning was conducted during May-July 2023. The plant is subject to an ongoing schedule of inspections which may result in shutdowns while required repairs are conducted. Full operation of the remaining train is approximately 200 million cubic feet ("MMcf") per day following the shutdown. It is expected that the single train will be sufficient to handle sour gas production through-put from the concession. It is also expected that operating expenses in the future may be reduced by this measure. Since sour gas accounts for 73% of overall gas sales and 97% of western gas sales, any future shutdown of the remaining train could significantly impact royalty income. The Trust has insufficient data to predict whether, when and to what extent any future shutdown may occur.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The assets of the Trust are depleting assets. While future maintenance and development projects on the underlying assets will affect the quantity of proved reserves and can offset the reduction in the depletion of proved reserves, the timing and size of these projects, if they occur, will depend on the market prices of oil and natural gas. If the operators developing the concession do not perform such additional maintenance or development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by the Trust and assets may deplete faster than expected. Eventually, the assets of the Trust will cease to produce in commercial quantities and the Trust will cease to receive proceeds from such assets.

Results: Fiscal 2025 versus Fiscal 2024

Negative calendar 2023 adjustments had an impact on both the fourth quarter of fiscal 2024 and the first quarter of fiscal 2025. The actual adjustments affecting scheduled royalty payments in the first quarter of fiscal 2025 totaled ($1,754,663). This adjustment eliminated royalties payable under the OEG Agreement and reduced royalties received under the Mobil Agreement to $505,864 during the first quarter of fiscal 2025. The year-end adjustment for calendar 2024 was $472,384. There is a negative end-of-quarter adjustment for the fourth fiscal quarter that will reduce royalty income for the first quarter of fiscal 2026 by Euros 266,306 ($308,168 based on the exchange rate of 1.157196 as of October 31, 2025).

For fiscal 2025, the Trust's gross royalty income increased 49.5% to $8,650,094 from $5,785,303 in fiscal 2024. The total distribution for fiscal 2025 was $0.81 per unit compared to $0.48 per unit for fiscal 2024. Gas prices under both royalty agreements were higher, gas sales were lower, and average exchange rates were up. The royalty income received under the Mobil Agreement in fiscal 2025 increased 30.7% or, $1,301,622, to $5,535,716 compared to $4,234,094 received in fiscal 2024. Royalty income received under the OEG Agreement in fiscal 2025 increased 81.3% or, $1,261,744, to $2,812,905 compared to $1,551,161 received in fiscal 2024.

Gas sales under the Mobil Agreement decreased 4.7% to 11.994 Billion cubic feet ("Bcf") in fiscal 2025 from 12.592 Bcf in fiscal 2024. With the continued lack of drilling by the operating companies through 2025, there was a slight decline in gas production. Absent a renewed drilling program, the

normal reduction in well pressure would be expected to continue and gas production would be expected to decline.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2025 Gas Sales	2024 Gas Sales	Percentage Change
First	3.199	3.223	- 0.7%
Second	2.863	3.236	-11.5%
Third	2.873	3.073	- 6.5%
Fourth	3.059	3.060	- 0.0%
Fiscal Year Total	11.994	12.592	- 4.7%

Average prices for gas sold under the Mobil Agreement increased 11.1% to 4.1328 Euro cents per kilowatt hour ("€cents/kWh") in fiscal 2025 from 3.7206 €cents/kWh in fiscal 2024.

Average Gas Prices under the Mobil Agreement in €cents per Kilowatt Hour

Fiscal Quarter	2025 Average Gas Prices	2024 Average Gas Prices	Percentage Change
First	3.8837	3.8530	+ 0.8%
Second	4.5308	4.1601	+ 8.9%
Third	4.4632	3.2503	+37.3%
Fourth	3.7111	3.5886	+ 3.4%
Fiscal Year Average	4.1328	3.7206	+11.1%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $13.10 per thousand cubic feet ("Mcf"), an increase of 13.7% from fiscal 2024's average price of $11.52/Mcf. For fiscal 2025, royalties paid under the Mobil Agreement were converted and transferred at an average Euro/U.S. dollar exchange rate of 1.1080, a 2.3% increase from the average Euro/U.S. dollar exchange rate of 1.0834 for fiscal 2024.

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2025 Average Euro Exchange Rate	2024 Average Euro Exchange Rate	Percentage Change
First	1.0341	1.0816	- 4.4%
Second	1.0878	1.0714	+ 1.5%
Third	1.1445	1.0757	+ 6.4%
Fourth	1.1654	1.1071	+ 5.3%
Fiscal Year Average	1.1080	1.0834	+ 2.3%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2025, the volume of gas sold from western Oldenburg accounted for only 30.1% of the volume of all gas sales. However, western Oldenburg gas royalties provided approximately 78.1% or $6,361,719 out of a total of $8,146,510 in overall Oldenburg gas royalties.

Gas sales under the OEG Agreement decreased 7.0% to 39.893 Bcf in fiscal 2025 from 42.918 Bcf in fiscal 2024. Given the continued lack of drilling by the operating companies through 2025, the Trust's consultant in Germany believes the decline in gas production is due to the normal reduction in well pressure that is experienced over time.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2025 Gas Sales	2024 Gas Sales	Percentage Change
First	10.549	11.085	- 4.8%
Second	9.858	10.870	- 9.3%
Third	9.858	10.454	- 5.7%
Fourth	9.628	10.509	- 8.4%
Fiscal Year Total	39.893	42.918	- 7.0%

Average gas prices for gas sold under the OEG Agreement increased 11.5% to 4.2293 €cents/kWh in fiscal 2025 from 3.7929 €cents/kWh in fiscal 2024.

Average Gas Prices under the OEG Agreement in €cents per Kilowatt Hour

Fiscal Quarter	2025 Average Gas Prices	2024 Average Gas Prices	Percentage Change
First	3.9606	3.9293	+ 0.8%
Second	4.6205	4.2425	+ 8.9%
Third	4.5516	3.3146	+37.3%
Fourth	3.7845	3.6597	+ 3.4%
Fiscal Year Average	4.2293	3.7929	+ 11.5%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $13.43/Mcf for fiscal 2025, an increase of 16.8% from fiscal 2024's average price of $11.50/Mcf. For fiscal 2025, royalties paid under the OEG Agreement were converted and transferred at an average Euro/U.S. dollar exchange rate of 1.1343, an increase of 4.6% from the average Euro/U.S. dollar exchange rate of 1.0848 for fiscal 2024.

Average Euro Exchange Rate under the OEG Agreement

Fiscal Quarter	2025 Average Euro Exchange Rate	2024 Average Euro Exchange Rate	Percentage Change
First	0.0000[1]	0.0000[1]	
Second	1.0926	1.0715	+ 2.0%
Third	1.1441	1.0757	+ 6.4%
Fourth	1.1661	1.1071	+ 5.3%
Fiscal Year Average	1.1343	1.0848	+ 4.6%

[1] No royalty income under the OEG Royalty Agreement was deposited into the Trust's account at Deutsche Bank and there was no conversion and transfer to the Trust's account with M&T Bank. Consequently, no exchange rate was generated.

Trust expenses of $795,648 in fiscal 2025 were virtually unchanged from Trust expenses of $797,872 in fiscal 2024.

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur, and oil under a concession in the Federal Republic of Germany (the "Oldenburg concession"). The Oldenburg concession, covering approximately 1,386,000 acres, is located in the German federal state of Lower Saxony, and is the area from which natural gas, sulfur and oil are extracted. The Oldenburg concession currently provides essentially 100% of all the royalties received by the Trust. The Oldenburg concession is held by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of ExxonMobil, and by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, ExxonMobil owns two-thirds of OEG and the Royal Dutch/Shell Group of Companies owns one-third of OEG. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which ExxonMobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed ExxonMobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling, and production activities. All sales activities upon which the calculation of royalties is based are still handled by either Mobil Erdgas or BEB (the "operating companies").

Under one set of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil, and condensate (the "Mobil Agreement"). Under the Mobil Agreement royalties from gas well gas and oil well gas together account for approximately 99% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement (as compared to the OEG Agreement described below) due to the higher royalty rate specified by that agreement.

The Trust is also entitled under an agreement with Mobil Erdgas to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg (the "Mobil Sulfur Agreement"). The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average quarterly selling price falls below the indexed base price, no sulfur royalties are paid by Mobil Erdgas. Sulfur royalties, including prior years' corrections, paid under the Mobil Agreement totaled $188,914 and $154,599 during fiscal 2025 and 2024, respectively.

Under another set of rights covering the entire Oldenburg concession and pursuant to the agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate, and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling and treatment costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

The Trust's German consultant periodically contacts the representatives of the operating companies to inquire about their planned and proposed drilling and geophysical work and other general matters. He has advised the Trust that EMPG has not planned any new wells for calendar 2026 and no major work has been initiated on the exploration side. Maintenance work, including well cleanup jobs and foam jobs to de-water weak wells, will be continuing to ensure the wells are operating at maximum efficiency and production levels.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the U.S. ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received and cannot accurately project such amounts. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of royalty income, expenses, and interest income for tax reporting purposes.

This Annual Report may contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking. Such statements address future expectations and events or conditions concerning the Trust. You can identify many forward-looking statements by words such as "may," "will," "would," "should," "could," "expects," "aim," "anticipates," "believes," "estimates," "intends," "plan," "predict," "project," "seek," "potential," "opportunities" and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements. These include:

- the fact that the assets of the Trust are depleting assets and, if the operators developing the concession do not perform additional development projects, the assets may deplete faster than expected;
- risks and uncertainties concerning levels of gas production and gas sale prices, general economic conditions, and currency exchange rates;
- the ability or willingness of the operating companies to perform under their contractual obligations with the Trust;
- potential disputes with the operating companies and the resolution thereof; and
- political and economic uncertainty arising from the conflict in Ukraine and the Middle East.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and are generally beyond the control of the Trust. New factors emerge from time to time and it is not possible for the Trust to predict all such factors or to assess the impact of each such factor on the Trust. Any forward-looking statement speaks only as of the date on which such statement is made, and the Trust does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Report of Independent Registered Public Accounting Firm

Board of Trustees and the Unit Owners
North European Oil Royalty Trust

Opinion on the Financial Statements

We have audited the accompanying statement of assets, liabilities and trust corpus of North European Oil Royalty Trust (the "Trust") as of October 31, 2025 and 2024, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for the years ended October 31, 2025 and 2024, and the related notes, (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of October 31, 2025 and 2024, and its revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for the years then ended October 31, 2025 and 2024, in conformity with the modified cash basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on the Trust's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Forvis Mazars, LLP

We have served as the Trust's auditor since 2024.

Iselin, New Jersey
December 31, 2025

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2025 AND 2024

ASSETS	2025	2024
Current assets - - Cash and cash equivalents	$4,785,156	$1,625,343
Producing gas and oil royalty rights,		
net of amortization (Notes 1 and 2)	1	1
Total Assets	$4,785,157	$1,625,344

LIABILITIES AND TRUST CORPUS	2025	2024
Current liabilities - - Distributions to be paid to unit owners	$2,849,083	$183,812
Trust corpus (Notes 1 and 2)	1	1
Undistributed earnings	1,936,073	1,441,531
Total Liabilities and Trust Corpus	$4,785,157	$1,625,344

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025 AND 2024

	2025	2024
Gas, sulfur, and oil royalties received	$8,650,094	$5,785,303
Interest income	84,474	70,382
Trust Income	$8,734,568	$5,855,685
Operating expenses	($784,632)	($790,289)
Related party expenses (Note 3)	(11,016)	(7,583)
Trust Expenses	($795,648)	($797,872)
Net Income	$7,938,920	$5,057,813
Net income per unit	$0.86	$0.55
Distributions per unit paid or to be paid to unit owners	$0.81	$0.48
Units outstanding at end of period	9,190,590	9,190,590

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025 AND 2024

	2025	2024
Balance, beginning of year	$1,441,531	$795,201
Net income	7,938,920	5,057,813
	$9,380,451	$5,853,014
Less:		
Current year distributions paid or		
to be paid to unit owners	7,444,378	4,411,483
Balance, end of year	$1,936,073	$1,441,531

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2025 AND 2024

	2025	2024
Sources of Cash and Cash Equivalents:		
Gas, sulfur, and oil royalties received	$8,650,094	$5,785,303
Interest income	84,474	70,382
	$8,734,568	$5,855,685
Uses of Cash and Cash Equivalents:		
Payment of Trust expenses	$795,648	$797,872
Distributions paid	4,779,107	4,227,671
	$5,574,755	$5,025,543
Net increase (decrease) in cash and cash equivalents during the year	3,159,813	830,142
Cash and cash equivalents, beginning of year	1,625,343	795,201
Cash and cash equivalents, end of year	$4,785,156	$1,625,343

The accompanying notes are an integral part of these financial statements.

(1) <u>Summary of significant accounting policies</u>:

    <u>Basis of accounting -</u>

    The accompanying financial statements of North European Oil Royalty Trust (the "Trust") are prepared in accordance with the rules and regulations of the SEC. Financial statement balances and financial results are presented on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). In the opinion of management, all adjustments that are considered necessary for a fair presentation of these financial statements, including adjustments of a normal, recurring nature, have been included.

    On a modified cash basis, revenue is earned when cash is received and expenses are incurred when cash is paid. GAAP basis financial statements disclose revenue as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

    The Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the prior periods, including the immediately preceding calendar quarter. Negative adjustments are carried over to the succeeding quarter.

    <u>Producing gas and oil royalty rights -</u>

    The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) since the remaining net book value of royalty rights is *de minimis* relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

    <u>Federal and state income taxes -</u>

    The Trust, as a grantor trust and additionally under a private letter ruling issued by the Internal Revenue Service, is exempt from federal income taxes. The Trust has no state income tax obligations.

Cash and cash equivalents -

Cash and cash equivalents are defined as amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities generally of three months or less from the date of purchase. The investment options available to the Trust are limited in accordance with specific provisions of the Trust Agreement. In addition, the Trust held €15,000, the equivalent of $17,358, in its German bank account at October 31, 2025.

Net income per unit -

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2025 and 2024, there were 9,190,590 units of beneficial interest outstanding.

New accounting pronouncements –

The Trust is not aware of any recently issued, but not yet effective, accounting standards that would be expected to have a significant impact on the Trust's financial position or results of operations.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of ExxonMobil Corp. and the Royal Dutch/Shell Group of Companies. Under these contracts, the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, condensate, and sulfur.

(3) Related party transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office services to the Trust at cost. For such office services, the Trust reimbursed the Managing Director $11,016 and $7,583 in fiscal 2025 and 2024, respectively.

(4) Employee benefit plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to both employees of the Trust, one of whom is the Managing Director. The Trustees authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee for the 2025 and 2024 calendar years.

(5) Quarterly results (unaudited):

The tables below summarize the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2025 and 2024:

Fiscal 2025 by Quarter and Year

	First	Second	Third	Fourth	Year
Royalties received	$505,697	$2,471,301	$2,617,231	$3,055,865	$8,650,094
Net income	$285,468	$2,261,006	$2,459,107	$2,933,339	$7,938,919
Net income per unit	$0.03	$0.25	$0.27	$0.32	$0.86
Distributions paid or to be paid	$367,624	$1,838,118	$2,389,553	$2,849,083	$7,444,378
Distributions per unit paid or to be paid to unit owners	$0.04	$0.20	$0.26	$0.31	$0.81

Fiscal 2024 by Quarter and Year

	First	Second	Third	Fourth	Year
Royalties received	$424,910	$2,232,767	$2,457,422	$670,204	$5,785,303
Net income	$179,085	$2,033,899	$2,318,094	$526,734	$5,057,813
Net income per unit	$0.02	$0.22	$0.25	$0.06	$0.55
Distributions paid or to be paid	$459,529	$1,838,118	$1,930,024	$183,812	$4,411,483
Distributions per unit paid or to be paid to unit owners	$0.05	$0.20	$0.21	$0.02	$0.48

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated, and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2025. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2025.

Internal Control over Financial Reporting

Part A. Management's Report on Internal Control over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2025. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2025.

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2025 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 187, Keene, New Hampshire 03431. In addition to the 2025 10-K, other pertinent filings and documents are available on the Trust's website: www.neort.com.

North European Oil Royalty Trust
P.O. Box 187
Keene, New Hampshire 03431
(732) 741-4008

<u>IMPORTANT – 2025 TAX LETTER</u>
RETAIN THIS LETTER FOR PREPARATION OF YOUR
2025 INCOME TAX RETURNS

January 2, 2026

To the Current and Former Unit Owners of
North European Oil Royalty Trust:

There are three parts to the tax letter. PART ONE applies to all unit owners. PART TWO applies to unit owners who have held their units for the entire year. PART THREE applies to unit owners who have held their units for only a portion of the year.

The following is provided to assist current and former unit owners of North European Oil Royalty Trust (the "Trust") to prepare their personal income tax returns for the tax year ended December 31, 2025. This letter serves to assist unit owners, and their tax professionals, in determining the accurate and true income from the Trust for income tax reporting purposes. Further, this letter is for informational purposes and neither the Trust nor Trust employees intend, nor may it be construed, for this letter to serve as either legal or tax advice. It is recommended that you seek the advice of your trusted tax professional or attorney should you require further guidance.

PART ONE – ALL UNIT OWNERS

To determine your proportional and, therefore, reportable share of Trust income, you must first know how many Trust units you owned during 2025, the periods during which you owned the units, and the cost or tax basis of the units. The information contained in this letter is applicable to those unit owners who held their units for either the entire year or only a portion of the year. Please note that Trust distributions are not dividends and should not be included on your income tax return as dividend income.

The Trust is considered a "grantor trust" for federal income tax purposes and each unit owner is deemed a "grantor" of the Trust. As such, unit owners realize income, in proportion to the owned units, when royalty income is paid to the Trust. Further, unit owners may deduct, from income, a proportional share of Trust expenses. Because realization of proportional Trust income and expenses is a time sensitive inquiry, you should not use the amount of quarterly Trust distributions received for income tax reporting purposes. Additionally, you should disregard the amounts listed on any 2025 Form 1099-Misc you receive from your broker or other nominee. The listed amounts are incomplete because they do not include your proportional share of Trust expenses and/or the cost depletion allowance.

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, under item 1a on Line A enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust" and under item 1b on Line A the type of property is (6) royalties. Royalty income should be entered on Line 4, expenses should be entered on Line 19 as "miscellaneous Trust expenses" and the cost depletion deduction should be entered on Line 18. Interest income should be reported on the first page of Federal Income Tax Form 1040 on Line 2b, Taxable Interest. Some tax preparation computer programs ask for a tax identification number. North European Oil Royalty Trust's tax identification number is 22-2084119.

A unit owner may be entitled to cost depletion for tax reporting purposes. At the outset, in the first year of ownership, the unit owner's cost or tax basis for the units is the basis for computing cost depletion. In each subsequent year, the basis for computing cost depletion is that original cost less the cumulative amount of depletion previously taken.

The Trust retains Graves & Co. Consulting, LLC of Houston, Texas, a petroleum engineering company, to calculate the cost depletion percentage each year. The cost depletion percentage is calculated based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles. Graves & Co. Consulting, LLC has recommended an annual cost depletion percentage of 8.9814% for the 2025 calendar year.

The IRS periodically changes the format for Schedule E (including the line numbers and descriptions), and may do so even after the date of this letter, so please make certain you follow the Form 1040 Schedule E directions carefully and enter the information on the correct lines.

The Trust's royalty income represents income from Germany. Although Germany does not tax the royalty income received by the Trust, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2025 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers. You may wish to attach a copy of this letter to your tax returns.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. The Trust recommends that you direct any questions to your tax advisor or attorney.

PART TWO – OWNERSHIP OF UNITS FOR THE ENTIRE YEAR

A. If you owned all your units for the entire year, you would calculate your royalty income by multiplying the number of units you owned by $1.0817. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

B. If you owned all your units for the entire year, you would calculate your expenses by multiplying the number of units you owned by $0.0930. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

C. If you owned all your units for the entire year, you would calculate your cost depletion deduction by multiplying your cost basis or adjusted cost basis by .089814. On the Federal Income Tax Form 1040, Schedule E, your cost depletion deduction should be entered on Line 18.

D. If you owned all your units for the entire year, you would calculate your interest income by multiplying the number of units you owned by $0.0096. On the first page of Federal Income Tax Form 1040, your interest income should be entered on Line 2b, Taxable interest.

PART THREE – OWNERSHIP OF UNITS FOR A PARTIAL YEAR

If you owned your units for only a portion of the year, you should use the charts and instructions on the following pages to determine your royalty income, royalty expenses, cost depletion deduction, and interest income.

ROYALTY INCOME PER UNIT FOR THE 2025 TAX YEAR

First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0550	$0.1298	$0.2128	$0.3238	$0.4152	$0.5098	$0.6086	$0.7016	$0.8476	$0.9410	$0.9986	$1.0817
February		$0.0748	$0.1578	$0.2688	$0.3602	$0.4548	$0.5536	$0.6466	$0.7926	$0.8860	$0.9436	$1.0267
March			$0.0830	$0.1940	$0.2854	$0.3800	$0.4788	$0.5718	$0.7178	$0.8112	$0.8688	$0.9519
April				$0.1110	$0.2024	$0.2970	$0.3958	$0.4888	$0.6348	$0.7282	$0.7858	$0.8689
May					$0.0914	$0.1860	$0.2848	$0.3778	$0.5238	$0.6172	$0.6748	$0.7579
June						$0.0946	$0.1934	$0.2864	$0.4324	$0.5258	$0.5834	$0.6665
July							$0.0988	$0.1918	$0.3378	$0.4312	$0.4888	$0.5719
August								$0.0930	$0.2390	$0.3324	$0.3900	$0.4731
September									$0.1460	$0.2394	$0.2970	$0.3801
October										$0.0934	$0.1510	$0.2341
November											$0.0576	$0.1407
December												$0.0831

A. To determine your royalty income per unit for your period of ownership, place your finger on the chart above on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your royalty income. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

ROYALTY EXPENSES PER UNIT FOR THE 2025 TAX YEAR

First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0160	$0.0199	$0.0352	$0.0410	$0.0500	$0.0528	$0.0609	$0.0661	$0.0683	$0.0771	$0.0878	$0.0930
February		$0.0039	$0.0192	$0.0250	$0.0340	$0.0368	$0.0449	$0.0501	$0.0523	$0.0611	$0.0718	$0.0770
March			$0.0153	$0.0211	$0.0301	$0.0329	$0.0410	$0.0462	$0.0484	$0.0572	$0.0679	$0.0731
April				$0.0058	$0.0148	$0.0176	$0.0257	$0.0309	$0.0331	$0.0419	$0.0526	$0.0578
May					$0.0090	$0.0118	$0.0199	$0.0251	$0.0273	$0.0361	$0.0468	$0.0520
June						$0.0028	$0.0109	$0.0161	$0.0183	$0.0271	$0.0378	$0.0430
July							$0.0081	$0.0133	$0.0155	$0.0243	$0.0350	$0.0402
August								$0.0052	$0.0074	$0.0162	$0.0269	$0.0321
September									$0.0022	$0.0110	$0.0217	$0.0269
October										$0.0088	$0.0195	$0.0247
November											$0.0107	$0.0159
December												$0.0052

B. To determine your royalty expenses per unit for your period of ownership, place your finger on the chart above on the first month in the left- hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your expenses. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

C. If you owned your units for only a portion of the year you must prorate the depletion percentage to reflect your period of ownership. In the same way that you calculated your royalty income per unit, place your finger on the Royalty Income per Unit Chart on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be divided by $1.0817. The resulting figure is then multiplied by .089814 to yield the prorated depletion percentage. Multiply this prorated depletion percentage by your cost basis or adjusted cost basis to calculate your cost depletion deduction. Your cost depletion deduction should be entered on Line 18 on the Federal Income Tax Form 1040, Schedule E.

INTEREST INCOME PER UNIT FOR THE 2025 TAX YEAR												
First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0005	$0.0010	$0.0018	$0.0026	$0.0039	$0.0043	$0.0053	$0.0064	$0.0071	$0.0082	$0.0091	$0.0096
February		$0.0005	$0.0013	$0.0021	$0.0031	$0.0038	$0.0048	$0.0059	$0.0066	$0.0077	$0.0086	$0.0091
March			$0.0008	$0.0016	$0.0026	$0.0033	$0.0043	$0.0054	$0.0061	$0.0072	$0.0081	$0.0086
April				$0.0008	$0.0018	$0.0025	$0.0035	$0.0046	$0.0053	$0.0064	$0.0073	$0.0078
May					$0.0010	$0.0017	$0.0027	$0.0038	$0.0045	$0.0056	$0.0065	$0.0070
June						$0.0007	$0.0017	$0.0028	$0.0035	$0.0046	$0.0055	$0.0060
July							$0.0010	$0.0021	$0.0028	$0.0039	$0.0048	$0.0053
August								$0.0011	$0.0018	$0.0029	$0.0038	$0.0043
September									$0.0007	$0.0018	$0.0027	$0.0032
October										$0.0011	$0.0020	$0.0025
November											$0.0009	$0.0014
December												$0.0005

D. To determine your interest income per unit for your period of ownership, place your finger on the chart above on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your interest income. On the first page of Federal Income Tax Form 1040, interest income should be entered on Line 2b, Taxable interest.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. If you dispose of some or all of your Trust units, you should consult your tax advisor as to the tax consequence of that disposition. The Trust recommends that you direct any questions to your tax advisor or attorney.

Most sincerely yours,

John R. Van Kirk
Managing Director